EXHIBIT 99.1: PRESS RELEASE
LDK Solar Signs a Five-Year Wafer Supply Agreement With Solar PV Corporation
XINYU CITY, China and SUNNYVALE, Calif., June 13, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has signed a five-year contract to supply multicrystalline solar wafers to China-based Jiangxi Solar PV Corporation (JSPV). Under the terms of the agreement, LDK Solar will deliver approximately 70 MW of multicrystalline solar wafers to JSPV, a new venture created by US-based Solar PV Corporation, over a five-year period commencing in 2009 through 2013. JSPV will make an advanced payment representing a portion of the contract value to LDK Solar.
“We are excited to enter this long-term wafer supply agreement with Jiangxi Solar PV as they launch a new venture within the Jiangxi Province,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “We are very pleased to begin this strategic partnership and aid in the development of more solar PV companies in Jiangxi.”
“We are very pleased to enter into this agreement with LDK Solar to secure quality solar wafers,” commented C. Chang, Chief Executive, Solar PV Corporation. “We look forward to a long-term relationship with LDK Solar as we work toward rapidly increasing our scale of operations and capacity to assume a leadership position.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the Company provides wafer processing service to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The Company’s office in the United States is located in Sunnyvale, California.
About Jiangxi Solar PV Corporation
Jiangxi Solar PV Corporation is in the business of development, manufacturing and marketing wafer-based solar cells. Incorporated in Jiangxi, China and a wholly owned subsidiary of US-based Solar PV Corporation, JSPV’s business office and manufacturing facility are located in Xingyu, Jiangxi, China. The production in Xingyu is scheduled to begin in the first quarter of 2009.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. These statements are based upon information available to LDK’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.
The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801